On September 10, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Cutrale-Safra Statement Regarding Chiquita

New York, NY (September 10, 2014) – Cutrale –Safra today confirmed that it has entered into a confidentiality agreement with Chiquita Brands International, Inc. (“Chiquita”).   Cutrale-Safra stated that while it is not tied to the timeframe previously disclosed, it will use its best efforts to complete its due diligence and present its definitive offer as expeditiously as possible for Chiquita’s consideration.

Cutrale–Safra also stated that, subject to Chiquita  making a “Required Amendment” to its proxy materials, Cutrale-Safra will not move proposal 6 (the Cutrale-Safra negotiation proposal) at the October 3 Special Meeting and will seek to obtain proxies FOR proposal 5 (the Chiquita adjournment proposal) and will change its recommendation relating thereto.  The “Required Amendment” will be an amendment to Chiquita’s proxy materials that contains a commitment by Chiquita that any adjournment it moves for at the October 3 Special Meeting will be either for 14 days or 21 days, at Chiquita’s option, except that the adjournment will be for 21 days if Cutrale-Safra so requests.

Media Contact:
Jeremy Fielding / Ross Lovern
Kekst and Company
(212) 521-4858/4876
jeremy-fielding@kekst.com / ross-lovern@kekst.com

Investor Contact:
Scott Winter / Arthur Crozier
Innisfree M&A Incorporated
(212) 750-5833

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

FOR IMMEDIATE RELEASE

About Cutrale Group
The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group
The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

###